FILED UNDER RULE 433

FILE NO. 333-161712

U.S. TREASURY DEPARTMENT

OFFICE OF PUBLIC AFFAIRS

FOR IMMEDIATE RELEASE: September 23, 2011

CONTACT: Treasury Public Affairs (202) 622-2960

TREASURY DEPARTMENT ANNOUNCES PRICING OF

PUBLIC OFFERINGS OF WARRANTS TO PURCHASE

COMMON STOCK OF SUNTRUST BANKS, INC.

WASHINGTON — The U.S. Department of the Treasury announced today that it priced a secondary public offering of 6,008,902 warrants to purchase the common stock of SunTrust Banks, Inc. (the “Company”) (the “A Warrants”) at $2.70 per warrant and a secondary public offering of 11,891,280 warrants to purchase the common stock of the Company (the “B Warrants”) at $1.20 per warrant. The aggregate net proceeds to Treasury from the offerings are expected to be approximately $30,066,661. These proceeds provide an additional return to the American taxpayer from Treasury’s investment in the Company beyond the dividend payments it received on the related preferred stock.

The closings are expected to occur on or about September 28, 2011, subject to customary closing conditions. The offerings were priced through a modified Dutch auction. Deutsche Bank Securities Inc. is the sole book-running manager and Lebenthal & Co., LLC is the co-manager for the offerings. These offerings represent Treasury’s sale of its remaining investment in the Company.

The warrants were offered pursuant to an effective shelf registration statement that was filed by the Company with the Securities and Exchange Commission (the “SEC”). Preliminary prospectus supplements relating to the offering were filed with the SEC on September 21, 2011, and final prospectus supplements will be filed by the Company with the SEC and will be available on the SEC’s website at http://www.sec.gov.

Copies of the final prospectus supplements relating to these securities may be obtained, when available, from Deutsche Bank Securities Inc., Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611, or by emailing prospectus.cpdg@db.com. Before you invest, you should read the prospectus and prospectus supplements in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the warrants.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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